UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 2)1

MAG Silver Corp.
(Name of Issuer)

Common Shares, without par value
(Title of Class of Securities)

55903Q104
(CUSIP Number)

MASON HILL ADVISORS LLC
c/o Roger E. Anscher
Chief Operating Officer
623 Fifth Avenue, 27th Floor
 New York, NY 10022
(646) 833-2788

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 5, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 55903Q104

1	NAME OF REPORTING PERSON JEFFREY E. EBERWEIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 200,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 200,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENFICIALLY OWNED BY EACH REPROTING PERSON 200,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 55903Q104

1	NAME OF REPORTING PERSON CHARLES M. GILLMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENFICIALLY OWNED BY EACH REPROTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 55903Q104

1	NAME OF REPORTING PERSON MASON HILL PARTNERS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 493,800
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 493,800
11	AGGREGATE AMOUNT BENFICIALLY OWNED BY EACH REPROTING PERSON 493,800
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 55903Q104

1	NAME OF REPORTING PERSON EQUINOX PARTNERS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,946,510
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,946,510
11	AGGREGATE AMOUNT BENFICIALLY OWNED BY EACH REPROTING PERSON 4,946,510
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.3%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 55903Q104

1	NAME OF REPORTING PERSON MASON HILL ADVISORS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 5,455,310
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 5,455,310
11	AGGREGATE AMOUNT BENFICIALLY OWNED BY EACH REPROTING PERSON 5,455,310
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1%
14	TYPE OF REPORTING PERSON IA

CUSIP NO. 55903Q104

1	NAME OF REPORTING PERSON EQUINOX ASSET MANAGEMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 5,440,310
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 5,440,310
11	AGGREGATE AMOUNT BENFICIALLY OWNED BY EACH REPROTING PERSON 5,440,310
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1%
14	TYPE OF REPORTING PERSON HC, OO

CUSIP NO. 55903Q104

1	NAME OF REPORTING PERSON EQUINOX ILLIQUID FUND, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 15,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 15,000
11	AGGREGATE AMOUNT BENFICIALLY OWNED BY EACH REPROTING PERSON 15,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 55903Q104

1	NAME OF REPORTING PERSON EQUINOX ILLIQUID GENERAL PARTNER, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 15,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 15,000
11	AGGREGATE AMOUNT BENFICIALLY OWNED BY EACH REPROTING PERSON 15,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 55903Q104

1	NAME OF REPORTING PERSON SEAN M. FIELER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 5,455,310
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 5,455,310
11	AGGREGATE AMOUNT BENFICIALLY OWNED BY EACH REPROTING PERSON 5,455,310
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 55903Q104

1	NAME OF REPORTING PERSON CCM OPPORTUNISTIC PARTNERS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 42,453
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 42,453
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENFICIALLY OWNED BY EACH REPROTING PERSON 42,453
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 55903Q104

1	NAME OF REPORTING PERSON CCM OPPORTUNISTIC ADVISORS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 42,453
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 42,453
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENFICIALLY OWNED BY EACH REPROTING PERSON 42,453
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IA

CUSIP NO. 55903Q104

1	NAME OF REPORTING PERSON ALFRED JOHN KNAPP, JR.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 176,503
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 176,503
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENFICIALLY OWNED BY EACH REPROTING PERSON 176,503
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 55903Q104

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”).  This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended to add the following:

In connection with the Settlement Agreement defined and described in Item 4 below, the Issuer agreed to nominate Peter Barnes and Richard Clark, director nominees of MISV, to the Board of Directors of the Issuer (the “Board”).  Accordingly, Jeffrey E. Eberwein, Charles M. Gillman, CCM Opportunistic Partners, LP, CCM Opportunistic Advisors, LLC and Alfred John Knapp, Jr. are no longer members of MISV and shall cease to be Reporting Persons immediately after the filing of this Amendment No. 2.  The remaining Reporting Persons will continue filing as a group, statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law.  Each of the remaining Reporting Persons is party to the Joint Filing Agreement, as further described in Item 6.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The shares of Common Stock beneficially owned by Mr. Eberwein were purchased with personal funds in open market purchases, except as set forth in Schedule A, and have an aggregate purchase price of $1,789,971, including brokerage commissions.

The shares of Common Stock purchased by each of Mason Hill Partners, Equinox Partners and Illiquid were purchased with the working capital of such funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as set forth in Schedule A.  The aggregate purchase price of the 5,455,310 shares of Common Stock beneficially owned in the aggregate by Mason Hill Partners, Equinox Partners and Illiquid is approximately $41,509,002, including brokerage commissions.

The shares of Common Stock purchased by CCM were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases.  The aggregate purchase price of the 42,453 shares of Common Stock beneficially owned by CCM is approximately $432,780, including brokerage commissions.

The shares of Common Stock beneficially owned by Mr. Knapp were purchased with personal funds in open market purchases and have an aggregate purchase price of $1,141,314, including brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On September 5, 2012, the MISV Group (as defined in the Settlement Agreement) and the Issuer entered into a Settlement Agreement. The following description of the Settlement Agreement is qualified in its entirety by reference to the Settlement Agreement, which is attached as exhibit 99.1 hereto and is incorporated herein by reference.

CUSIP NO. 55903Q104

Pursuant to the terms of the Settlement Agreement, the Issuer agreed: (i) to nominate and solicit proxies for a slate of nine (9) nominees to the Board at the 2012 annual general and special meeting of shareholders of the Issuer to be held on October 5, 2012 (the “2012 Annual Meeting”), which slate shall include Peter Barnes and Richard Clark (the “MISV Nominees”) and seven existing members of the Board, each with a term expiring at the Issuer’s 2013 annual meeting of shareholders (the “2013 Annual Meeting”); (ii) to nominate and solicit proxies for a slate of not more than nine (9) nominees to the Board at the 2013 Annual Meeting, which slate shall include the MISV Nominees or any replacement nominees appointed in accordance with the provisions of the Settlement Agreement; and (iii) that if either of the MISV Nominees is unable to serve, resigns or is removed prior to the 2013 Annual Meeting or is unable or unwilling to continue as a director of the Issuer following the 2013 Annual Meeting and at such time Mason Hill, EAM, Equinox Partners, Mason Hill Partners, Illiquid GP, Illiquid and Mr. Fieler (together, the “Mason Hill Entities”) beneficially own, in the aggregate, at least 70% of the shares of Common Stock they owned collectively as of the date of the Settlement Agreement, then the Mason Hill Entities will be entitled to nominate a substitute individual acceptable to the Board, and if the Board, acting reasonably, does not accept such a substitute individual, the Mason Hill Entities will have the right to recommend additional substitute individual(s) for consideration by the Board, each to be appointed to the Board no later than five (5) business days after Board acceptance.

The Issuer further agreed that: (i) the directors of the Board shall remain unchanged prior to the 2012 Annual Meeting; (ii) if the MISV Group has supplied the Issuer with certain information regarding the MISV Nominees by September 7, 2012, the 2012 Annual Meeting shall not be adjourned or postponed, unless the Board acting in good faith and in the exercise of its fiduciary duty, determines that such adjournment or postponement is reasonably necessary and obtains the prior written consent of the MISV Group, which consent shall not be unreasonably withheld or delayed; (iii) the only matters presented by the Issuer for consideration at the 2012 Annual Meeting shall be the election of directors, the appointment of the Issuer’s independent registered public accounting firm and the approval of the advance notice policy adopted on August 23, 2012; and (iv) the size of the Board shall not be increased to more than nine (9) directors prior to the termination of the Settlement Agreement.

Pursuant to the terms of the Settlement Agreement, the MISV Group agreed that all of the members of the MISV Group and their respective Affiliates (as that term is defined in the Settlement Agreement) shall: (i) immediately cease soliciting proxies from, and shall not otherwise influence the conduct of or voting by the shareholders of the Issuer in connection with the 2012 Annual Meeting; (ii) vote all voting securities they are entitled to vote at the 2012 Annual Meeting (other than the shares of Common Stock issued to members of the MISV Group pursuant to the private placement completed by the Issuer on September 5, 2012) in favour of the election of each of the nominees to the Board proposed by management for election in accordance with the provisions of the Settlement Agreement at the 2012 Annual Meeting and in favour of approval of the advance notice policy adopted on August 23, 2012; (iii) vote all voting securities they are entitled to vote at the 2013 Annual Meeting (other than the shares of Common Stock issued to members of the MISV Group pursuant to the private placement completed by the Issuer on September 5, 2012) in favour of the election of each of the nominees to the Board proposed by management for election in accordance with the provisions of the Settlement Agreement as well as the renewal of the Issuer’s Shareholder Rights Plan in its current form at the 2013 Annual Meeting; and (iv) otherwise take any and all steps to required to vote all the voting securities of the Issuer beneficially owned by them in favour of the election of the nominees to the Board proposed by management for each of the 2012 Annual Meeting and the 2013 Annual Meeting.

In addition, the MISV Group agreed, from the date of the Settlement Agreement through the conclusion of the 2013 Annual Meeting, that neither the members of the MISV Group nor any of their respective Affiliates, directors, officers, employees, agents or other persons acting on their behalf, directly or indirectly, will do any of the following, without the prior written consent of the Issuer: (i) solicit proxies, or engage in, participate in, or in any way initiate, directly or indirectly, any solicitation of shareholders of the Issuer to vote any voting securities of the Issuer on any matter, except as expressly provided in the Settlement Agreement; (ii) the Mason Hill Entities will not acquire or agree to acquire, or make any proposal to acquire more than 15% of the then-outstanding shares of Common Stock or form a group or otherwise work jointly or in concert with any person so that their aggregate beneficial ownership together with such person would exceed 15% of the then-outstanding shares of Common Stock; (iii) deposit any shares of the Issuer in any voting trust or subject any shares of the Issuer to any arrangement or agreement with respect to the voting of any such shares, except as contemplated in the Settlement Agreement; (iv) seek, alone or in concert with others, to requisition a meeting of shareholders of the Issuer, to obtain representation on, or nominate or propose the nomination of any candidate for election to, the Board, except as expressly set forth in the Settlement Agreement, or to effect the removal of any member of the Board or otherwise alter the composition of the Board; (v) submit any shareholder proposal pursuant to Division 7 of the Business Corporations Act (British Columbia); or (vi) advise, assist or encourage or negotiate with any other person to take any action inconsistent with the foregoing.

CUSIP NO. 55903Q104

On September 5, 2012, the Issuer and the MISV Group jointly issued a mutually agreeable press release to announce they have reached a Settlement Agreement.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) is hereby amended and restated to read as follows:

(a)           The aggregate percentage of shares of Common Stock reported owned by each Reporting Person is based upon 59,753,034 shares of Common Stock outstanding as of September 5, 2012, which is the total number of shares of Common Stock outstanding as provided privately by the Issuer to the Reporting Persons.

As of the close of business on September 5, 2012, Mr. Eberwein beneficially owned 200,000 shares of Common Stock, constituting less than 1% of the shares of Common Stock outstanding.

As of the close of business on September 5, 2012, Mr. Gillman did not beneficially own any shares of Common Stock.

As of the close of business on September 5, 2012, Mason Hill Partners beneficially owned 493,800 shares of Common Stock, constituting less than 1% of the shares of Common Stock outstanding.  As of the close of business on September 5, 2012, Equinox Partners beneficially owned 4,946,510 shares of Common Stock, constituting approximately 8.3% of the shares of Common Stock outstanding.  EAM, as the sole general partner of each of Mason Hill Partners and Equinox Partners, may be deemed the beneficial owner of the 5,440,310 shares of Common Stock owned in the aggregate by Mason Hill Partners and Equinox Partners.  As of the close of business on September 5, 2012, Illiquid beneficially owned 15,000 shares of Common Stock, constituting less than 1% of the shares of Common Stock outstanding.  Illiquid GP, as the sole general partner of Illiquid, may be deemed the beneficial owner of the 15,000 shares of Common Stock owned by Illiquid.  Mason Hill, as the investment advisor of each of Mason Hill Partners, Equinox Partners and Illiquid, may be deemed the beneficial owner of the 5,455,310 shares of Common Stock owned in the aggregate by Mason Hill Partners, Equinox Partners and Illiquid.  Mr. Fieler, as the owner of a controlling interest in Mason Hill and the managing member of each of Mason Hill and EAM, may be deemed the beneficial owner of the 5,455,310 shares of Common Stock owned in the aggregate by Mason Hill Partners, Equinox Partners and Illiquid.

CUSIP NO. 55903Q104

As of the close of business on September 5, 2012, CCM beneficially owned 42,453 shares of Common Stock, constituting less than 1% of the shares of Common Stock outstanding.  CCM Advisors, as the investment manager of CCM, may be deemed the beneficial owner of the 42,453 shares of Common Stock owned by CCM.  Mr. Knapp, as the manager of CCM Advisors, may be deemed the beneficial owner of the 42,453 shares of Common Stock owned by CCM in addition to the 134,050 shares of Common Stock owned by him individually.

An aggregate of 5,831,813 shares of Common Stock, constituting approximately 9.76% of the shares of Common Stock outstanding, are reported in this Schedule 13D.

Item 5(c) is hereby amended and restated to read as follows:

(c)           Schedule A annexed hereto lists all transactions in securities of the Issuer by the Reporting Persons during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On August 22, 2012, Mr. Eberwein subscribed for 100,000 shares of Common Stock at a per share price of C$9.40 in a private placement offering conducted by the Issuer that closed on September 5, 2012.

On August 22, 2012, Equinox Partners subscribed for 248,710 shares of Common Stock at a per share price of C$9.40 in a private placement offering conducted by the Issuer that closed on September 5, 2012.

On September 5, 2012, the MISV Group and the Issuer entered into a Settlement Agreement defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

On September 7, 2012, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.  The Joint Filing Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1
Settlement Agreement by and among MAG Silver Corp., Jeffrey E. Eberwein, Charles M. Gillman, Mason Hill Partners, LP, Equinox Partners, L.P., Mason Hill Advisors LLC, Equinox Asset Management LLC, Equinox Illiquid Fund, LP, Equinox Illiquid General Partner, LP, Sean M. Fieler, CCM Opportunistic Partners, LP, CCM Opportunistic Advisors, LLC and Alfred John Knapp, Jr. dated September 5, 2012.

99.2
Joint Filing Agreement by and among Mason Hill Partners, LP, Equinox Partners, L.P., Mason Hill Advisors LLC, Equinox Asset Management LLC, Equinox Illiquid Fund, LP, Equinox Illiquid General Partner, LP and Sean M. Fieler dated September 7, 2012.

CUSIP NO. 55903Q104

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  September 7, 2012

/s/ Jeffrey Eberwein
JEFFREY EBERWEIN

/s/ Charles M. Gillman
CHARLES M. GILLMAN

MASON HILL ADVISORS LLC

By:	/s/ Sean M. Fieler
	Name:	Sean M. Fieler
	Title:	Manager

EQUINOX ASSET MANAGEMENT LLC

By:	/s/ Sean M. Fieler
	Name:	Sean M. Fieler
	Title:	Manager

EQUINOX PARTNERS, L.P.

By:	Equinox Asset Management LLC,
General Partner

By:	/s/ Sean M. Fieler
	Name:	Sean M. Fieler
	Title:	Manager

MASON HILL PARTNERS, LP

By:	Equinox Asset Management LLC,
General Partner

By:	/s/ Sean M. Fieler
	Name:	Sean M. Fieler
	Title:	Manager

CUSIP NO. 55903Q104

EQUINOX ILLIQUID GENERAL PARTNER, LP

By:	/s/ Sean M. Fieler
	Name:	Sean M. Fieler
	Title:	Authorized Signatory

EQUINOX ILLIQUID FUND, LP

By:	Equinox Illiquid General Partner, LP,
General Partner

By:	/s/ Sean M. Fieler
	Name:	Sean M. Fieler
	Title:	Authorized Signatory

/s/ Sean M. Fieler
SEAN M. FIELER

CCM OPPORTUNISTIC PARTNERS, LP

By:	CCM Opportunistic Partners GP, LP,
General Partner

By:	CCM GP, LLC,
General Partner

By:	/s/ Alfred John Knapp, Jr.
	Name:	Alfred John Knapp, Jr.
	Title:	Manager

CCM OPPORTUNISTIC ADVISORS, LLC

By:	/s/ Alfred John Knapp, Jr.
	Name:	Alfred John Knapp, Jr.
	Title:	Manager

/s/ Alfred John Knapp, Jr.
ALFRED JOHN KNAPP, JR.

CUSIP NO. 55903Q104

SCHEDULE A

Transactions in the Shares of Common Stock During the Past 60 Days

Shares of Common Stock Purchased / (Sold)	Price Per Share($)	Date of Purchase / Sale

JEFFREY EBERWEIN

09/05/12	100,000	C$9.401

EQUINOX PARTNERS, L.P.

07/05/12	25,600	C$9.31
07/06/12	23,400	C$9.24
07/10/12	41,000	C$9.33
07/11/12	60,200	C$9.10
07/12/12	131,000	C$8.76
07/13/12	16,100	C$9.06
07/16/12	5,900	C$9.31
07/17/12	2,600	C$9.33
07/20/12	74,200	C$9.24
09/05/12	248,710	C$9.401

1 Shares of Common Stock purchased in a private placement offering conducted by the Issuer that closed on September 5, 2012.